W. BRINKLEY DICKERSON, JR. 404.885.3822 telephone 404.962.6743 facsimile brink.dickerson@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

June 23, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Chanda DeLong
Attorney-Advisor, Division of Corporate Finance

Re:	US 1 Industries, Inc.
Amendment No. 2 to Schedule 13E-3 filed by US 1 Industries Inc., Trucking Investment Co. Inc., US 1 Merger Corp., Harold E. Antonson, and Michael E. Kibler
File No. 005-32549
Filed May 24, 2011

Amended Preliminary Proxy Statement on Schedule 14A
File No. 001-08129
Filed May 24, 2011

Dear Ms. DeLong:

On behalf of our client, US 1 Industries, Inc. (the “Company,” “we,” “us” or “our” ), we have set forth herein the Company’s responses to the comments contained in the comment letter, dated June 8, 2011 (the “Comment Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), with respect to Amendment No. 2 to Schedule 13E-3 filed by the Company on May 24, 2011 (File No. 005-32549) (the “Schedule 13E-3”) and the Amended Preliminary Proxy Statement on Schedule 14A filed by the Company on May 24, 2011 (the “Proxy Statement”).

The Company has revised the Proxy Statement and the Schedule 13E-3 in response to the Staff’s comments and is filing concurrently with this letter an amended Proxy Statement (the “Amended Proxy Statement”) and an amended Schedule 13E-3 (the “Amended Schedule 13E-3”) that contain these revisions and various updates to the information set forth in the Proxy Statement and Schedule 13E-3.  To facilitate the Staff’s review, we have also provided, on a supplemental basis as enclosures to this letter, blacklined copies of the amendments to the Schedule 13E-3 and Proxy Statement, each marked to show the changes effected by the Amended Proxy Statement and the Amended Schedule 13E-3 in response to comments of the Staff. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Comment Letter and the page references in this letter correspond to the pages in the Amended Proxy Statement and Amended Schedule 13E-3, as applicable.

ATLANTA    CHICAGO   HONG KONG   LONDON    NEW YORK    NEWARK    NORFOLK  ORANGE COUNTY   PORTLAND
RALEIGH     RICHMOND     SAN DIEGO     SHANGHAI     TYSONS CORNER     VIRGINIA BEACH     WASHINGTON, DC

Securities and Exchange Commission
June 23, 2011

We respond to the specific comments of the Staff as follows:

Schedule 13E-3

Comment No. 1:

We note your response to our prior comment six.  Please file the financial analyses, valuations and reports that the financial advisor considered or relied upon in connection with the fairness opinion, that the board considered or relied upon in approving the merger, or that the filing persons considered or relied upon in structuring the transaction presented to security holders.

Response:

The Company has attached additional materials as exhibits to reflect the Staff’s comments.

Schedule 14A

The Special Committee (see page 11), page 5

Comment No. 2:

We note the disclosure on page five which states that the Board of Directors formed a Special Committee consisting of “independent directors.” However, you state that Mr. Brad James is a director, partner and significant shareholder of Seagate Transportation Services, Inc., a holder of shares of your common stock.  You also state on page six that Mr. James is not independent.  Please revise to remove the inconsistency throughout the prospectus and describe the definition of “independent director” that was used in forming the Special Committee.

Response:

The Company has revised the disclosure on pages 5, 6, 11, 12, 14, 15 and 72 so that they are consistent. Rather than labeling the members as, or not as, “independent,” the document now simply describes the relationships.

Special Factors, page 13

Background, page 13

Comment No. 3:

We note your response to our prior comment seven.  Please revise to state as a belief of management that the market for the Company’s common stock has not been “robust.”  Please also disclose here that since the end of 2008, trade activity has been “on the upswing,” which you indicate on page 11.

Securities and Exchange Commission
June 23, 2011

Response:

The Company has revised page 11 to reflect the Staff’s comment.

Comment No. 4:

Here and repeatedly, you mention your stock’s limited liquidity and low market price, yet there has been a recent upswing in the trading price of your stock since the end of 2008.  Please disclose what consideration the board and the Independent Directors gave to this dichotomy in light of the upswing in trading prices.

Response:

We are not sure that we agree with your observation with respect to the trading price of the Company’s stock.  Looking at monthly closing prices for simplicity, during the twenty-one months ending prior to the announcement of the possible transaction, the stock closed at or below an anemic $1.02 twenty times.  We have no idea why the stock closed at $1.20 during the month of April 2010 (or why it traded as high as $1.49 that month), but the assumption is that it attracted the attention of day-traders, and, in any event, it promptly returned to $1.00 or less.  See http://finance.yahoo.com/q/hp?s=USOO.OB&a=11&b=31&c=2008&d=05&e=13&f=2011&g=m.  As a general proposition, from January 1, 2009, until the announcement of the transaction, the stock traded in the range of $.80 and $1.00.  As best we can tell, the price operated independently of SEC filings by the Company, news regarding the trucking industry, or the general economy.  Interestingly, if the analysis is expanded to include 2008, the stock actually traded higher then, generally between $.80 and $1.60.  See:  http://finance.yahoo.com/q/hp?s=USOO.OB&a=00&b=1&c=2008&d=11&e=31&f=2010&g=m.  As a result, to the extent that there is a trend, it is not a favorable one.

With respect to liquidity, if you consider the trading of the stock from January 1, 2009, through September 16, 2010, the average trading volume was 5,027 shares per day.  And on over 175 days it did not trade at all.  In fact, the volume was so low it is easy to speculate that some of the trading reflected efforts by market makers simply to execute trades (possibly with another market maker) to validate their pricing.  The stock was not meaningfully liquid.

The board certainly was aware of the trading price and volume of the stock, as it has been for many years.  Had they had any good ideas with respect to how to improve either, or both, they would have done it long ago.

Comment No. 5:

Securities and Exchange Commission
June 23, 2011

We note your response to our prior comment eight.  Please quantify how “much larger” and “more profitable” Landstar is than the Company, so that shareholders may assess the relevance of Landstar as a comparative company.  Also explain your reasons for comparing the executive compensation of your officers to Landstar when its revenues are substantially greater than yours or those of your other comparable companies listed on page 22.  Alternatively, remove the comparison.

Response:

The Company has removed the above-referenced comparison on page 11 to reflect the Staff’s comment.

Comment No. 6:

Refer to the seventh paragraph on page 13.  Please revise to name the independent director referred to in your discussion of the offer price in relation to the parcel of real estate owned by one of your subsidiaries.

Response:

The Company has revised the disclosure on page 11 to reflect the Staff’s comment by naming Lex Vendetti as the director who questioned whether the offer price fairly reflected the value of a parcel of real estate owned by a subsidiary.

Purposes and Structure of the Merger, page 13

The Company, page 13

Comment No. 7:

We note your response to our prior comment 13 and reissue, as we were unable to locate your revised disclosure.  Please revise to disclose why the Acquiror Filing Persons did not consider any alternative to the going-private transaction that would serve the purpose of increasing liquidity for the shareholders.  For example, please address whether any attempts were made to shop the company to a third-party or whether ways to achieve liquidity and also allow the shareholders to maintain ownership of the shares were contemplated, such as, for example, a reverse stock split or to increase analyst notice by growing through mergers.

Response:

 The Company has revised the disclosure on page 11 to reflect the Staff’s comment by adding the following language:

Securities and Exchange Commission
June 23, 2011

While the Company did not actively market itself for sale, over the past ten years or so the Company did receive inquiries from potential buyers.  In each case, once the buyers studied the Company they either did not make an offer at all or expressed an interest at a price below what would have been acceptable to Messrs. Kibler and Antonson.  Given that experience, Messrs. Kibler and Antonson were unwilling to engage in a general sale process, and the Board recognized that there was no purpose in pursuing a process of that nature in the absence of Messrs. Kibler and Antonson being willing to participate.  The Company also considered implementing a reverse stock split.  It concluded that a reverse stock split of a magnitude sufficient to create an attractive trading price of, say, $20 per share, would result in too few “round lot” holders (holders of 100 shares and multiples thereof) for there to be active trading (fewer than 1,300 shareholders based upon record holdings).  Moreover, the Company was concerned, as often is the case, that following a reverse stock split the Company’s stock would “trade down” (i.e., that the Company’s current stock price was artificially high due to its low trading price).  The Company also took note that few companies with its “public float” (the dollar amount of share held by non-affiliates) had analytical coverage.  In fact, the Company is unaware of any non-high-tech business with less than $10 million in public float that has analytical coverage at all.  From time-to-time the Company was approached by companies that produced analytical reports for a fee paid by the issuer.  It also was approached by other purveyors of services designed to promote a company’s stock.  While the Company recognized that these services might generate short-term improvement, they did not believe that they would generate a sustainable long-term improvement and, in fact, would be a waste of money.

The Staff needs to appreciate that this is a small company in a basic industry and that its options to increase its stock price meaningfully are limited, at best.

Analysis of Comparable Companies Utilized by Cambridge Partners, page 51

Comment No. 8:

Please indicate whether the transactions used in the market transaction method involved bona fide third party transactions or going private transactions.

Response:

The Company has revised the disclosure at page 51 and page 52 to reflect the Staff’s comment.

*           *           *           *           *

Securities and Exchange Commission
June 23, 2011

We appreciate the assistance the Staff has provided with its comments on our filings.  We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review.  If you have any questions please do not hesitate to call me at (404) 885-3822.

Very truly yours, /s/ W. Brinkley Dickerson, Jr. W. Brinkley Dickerson, Jr.